B2GOLD CORP.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC
V7X 1J1

1.2	Executive Officer

Roger Richer, Executive Vice President,
General Counsel and Secretary
Tel: (604) 681-8371
E-mail: rricher@b2gold.com

Item 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On December 22, 2011 B2Gold Corp. (“B2Gold”) and Auryx Gold Corp . (“Auryx”) completed a business combination (the “Arrangement”) effected by way of plan of arrangement (the “Plan of Arrangement”) under the provisions of the Business Corporations Act (British Columbia). The Arrangement was approved by the shareholders of Auryx on December 15, 2011 and received court approval on December 20, 2011.

The Arrangement was carried out pursuant to the terms and conditions contained in an arrangement agreement (the “Arrangement Agreement”) dated November 10, 2011 between B2Gold and Auryx and the Plan of Arrangement, a copy of which has been filed under B2Gold’s profile on SEDAR at www.sedar.com. Pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement, Auryx has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Auryx were transferred to B2Gold in consideration for the issuance by B2Gold of 0.23 of a common share of B2Gold (the “Exchange Ratio”), plus a cash payment of $0.001, for each Auryx share. All of the outstanding options of Auryx have been exchanged under the Arrangement and the holders of the Auryx options have received options to purchase common shares of B2Gold based on the Exchange Ratio. All outstanding warrants and agent’s options to acquire Auryx shares are now exercisable for common shares of B2Gold based on the Exchange Ratio.

Auryx is an exploration company focusing on gold projects in Namibia. Auryx is currently advancing the Otjikoto gold project, located 300 kilometres north of Namibia’s capital city, Windhoek. Auryx holds a 92% interest in the Otjikoto gold project in Namibia and a 100% interest in two additional exploration projects in Namibia.

Further particulars of the terms of the Arrangement may be found in Auryx’s management information circular dated November 10, 2011, a copy of which is available under Auryx’s profile on SEDAR at www.sedar.com. A more detailed description of the nature and business of Auryx is contained in Schedule A to this business acquisition report.

2.2	Date of Acquisition

December 22, 2011.

2.3	Consideration

Pursuant to the terms of the Arrangement Agreement, each issued and outstanding common share of Auryx was exchanged for 0.23 of a common share of B2Gold, plus a cash payment of $0.001. B2Gold issued an aggregate of 37,187,002 common shares and made aggregate cash payments of $161,682.62 to the former Auryx shareholders in connection with the Arrangement.

The outstanding stock options of Auryx were exchanged for new B2Gold stock options to acquire common shares of B2Gold based on the Exchange Ratio. The new B2Gold options will have the same terms as the Auryx option for which it is exchanged, other than the exercise price and number of common shares underlying the options. In addition, the outstanding warrants and agent’s options of Auryx were assumed by B2Gold at the time of closing of the Arrangement and became exercisable to acquire that number of common shares of B2Gold determined by reference to the Exchange Ratio. An aggregate of 5,243,641 common shares of B2Gold were made issuable upon the exercise of warrants, agent’s options and stock options held by the former Auryx securityholders.

The cash portion of the purchase price was funded from cash flow from the operations of B2Gold’s two operating mines in Nicaragua.

2.4	Effect of Financial Position

B2Gold presently has no plans for a material change in the business or affairs of Auryx or B2Gold that may have a significant effect on the results of operations and financial position of B2Gold.

The effect of the Arrangement on B2Gold’s financial position is outlined in the pro forma consolidated statement of operations for the year ended December 31, 2010 and the pro forma financial statements as at September 30, 2011, attached as Appendix “B” to the Information Circular of Auryx dated November 10, 2011, which is incorporated by reference to this business acquisition report and which may be viewed under Auryx’s profile on SEDAR at www.sedar.com. The pro forma financial statements should be read in conjunction with B2Gold’s interim financial statements for the nine month period ended September 30, 2011 and audited consolidated financial statements for the fiscal year ended December 31, 2010.

2

2.5	Prior Valuations

GMP Securities L.P. (“GMP”) acted as financial advisor to Auryx and provided to the board of directors of Auryx their written opinion, dated November 10, 2011, that the Arrangement was fair from a financial point of view to the Auryx shareholders. The fairness opinion of GMP is attached as Appendix “F” to the Information Circular of Auryx dated November 10, 2011, which Appendix “F” may be viewed under Auryx’s profile on SEDAR at www.sedar.com.

2.6	Parties to Transaction

No informed person, associate or affiliate of B2Gold was a party to the acquisition.

2.7	Date of Report

February 23, 2012

Item 3	FINANCIAL STATEMENTS

The audited consolidated financial statements of Auryx for the fiscal year ended December 31, 2010 together with auditor’s report thereon are incorporated by reference into this business acquisition report and available under Auryx’s profile on SEDAR at www.sedar.com.

The unaudited interim consolidated statement of operations and balance sheet of Auryx for the period ended September 30, 2011 are incorporated by reference into this business acquisition report and available under Auryx’s profile on SEDAR at www.sedar.com.

B2Gold has not requested or obtained the consent of MSCM LLP, Chartered Accountants of Toronto, Canada to incorporate by reference its auditors’ report dated September 23, 2011.

3

Schedule A

DESCRIPTION OF THE BUSINESS

Auryx is a mineral exploration company engaged in the acquisition and exploration of gold projects in Namibia. Auryx is currently focused on advancing the Otjikoto Gold Project in which it holds a 92% indirect interest through its subsidiary, Auryx Gold (Namibia) (Pty) Ltd. Auryx also holds a 100% interest in a number of exclusive prospecting licences (“EPL”) which comprise its Top Hat Project and its Accretive Terrane Project (the “AccTer Project”), both in northeastern Namibia.

All of Auryx’s properties are at an exploration stage and Auryx does not produce, develop or sell any gold or other products at the present time.

Otjikoto Gold Project

The following information has been derived from and is based on the assumptions, qualifications and procedures set out in: (i) “Independent Technical Report on the Otjikoto Gold Project” dated March 31, 2010 (the “Otjikoto Technical Report”) prepared by Mark D. Wanless and Shawn W. Crisp of SRK Consulting (South Africa) (Pty) Ltd.; and (ii) “Otjikoto Gold Project, North-Central Namibia, NI 43-101 Technical Report Preliminary Economic Assessment dated October 25, 2011 (the “Otjikoto PEA”) prepared by Andrew McDonald and Mark Wanless of SRK Consulting (South Africa) (Pty) Ltd., Hermanus Kriel of VBKOM Consulting (South Africa) (Pty) Limited, Matthys Wessels of Scorpion Mineral Processing (Pty) Limited and Guillaume de Swardt of Geo Tail (Pty) Limited. Each of the individuals noted as having prepared the Otjikoto Technical Report and the Otjikoto PEA is a “qualified person” for the purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

Property Description, Location and Ownership

The Otavi Exploration Area consists of four exclusive prospecting licences held by the Auryx’s indirectly held subsidiaries, Auryx Gold (Namibia) (Pty) Ltd. and Auryx Minerals Exploration (Pty) Limited, that cover a surface area of approximately 2,753 square km in the north-central part of Namibia.

The Otjikoto Gold Project is located about halfway between the towns of Otjiwarongo and Otavi, approximately 300 kilometres (“km”) due north of Windhoek, the capital of Namibia, which can be reached by direct commercial air travel from several countries.

In July 2011, the Namibian Ministry of Mines and Energy (“MME”) granted Auryx five new EPLs covering approximately 500,000 hectares (“ha”). EPLs are issued by the Namibian Ministry of Mines and Energy for an initial term of three years. The licences may be renewed twice, each for an additional two year term, and confer upon the holder the right to apply for a mining licence.

With the additional licences, Auryx now has eleven EPLs covering approximately 900,000 ha. Auryx has a 100% interest in all of the additional EPLs except one, in which case the interest is 92%. Auryx has been granted a 92% interest in EPL 4309 with Auryx’s local partner, EVI Gold (Pty) Ltd., having an 8% interest. EPL 4309 is part of the Otavi Exploration Area.

The remaining EPLs granted by the MME combined with certain of the EPLs previously granted to Auryx form two new distinct projects, namely the AccTer Project and the Top Hat Project. Both of these projects are located 250 km due east of the Otjikoto gold deposit. The AccTer Project consists of five EPLs covering approximately 480,000 ha. The ground was applied for on the same basis that the Otavi licences were applied for, it is in a prospective position from a tectonics perspective, it is distal to a known mining jurisdiction, but it has seen no previous work due to the lack of outcrop. The AccTer Project is considered by Auryx to be prospective for various styles of mineralization including Sedex, Volcanogenic Massive Sulfide (“VMS”), Iron-Oxide Copper Gold (“IOCG”), and Otjikoto style gold deposits.

Renewals of exclusive prospecting licences in Namibia beyond seven years from the date of the original grant require the special approval of the Namibian MME. At this time, none of the EPL’s are in need of renewal.

The Namibian Minerals (Prospecting and Mining) Act, 1992, (the “Minerals Act”) requires that a mineral licence holder enter into a written agreement with the land owner regulating the payment of compensation (a “Compensation Agreement”) before the mineral licence holder may exercise its various statutory rights to access and conduct exploration activities within its licence area. Such Compensation Agreements are regularly formulated when access to specific properties is required. The surface rights to the Otjikoto Gold Project were obtained through the acquisition of the Farm Otjikoto No. 2035 and the Farm Felsenquelle No. 2036 (the “Project Farms”) by Auryx Property Holdings (Pty) Limited. The Project Farms comprise approximately 14,797.82 ha (147.98 square km) or 5% of the Otavi Exploration Area. The properties were transferred and registered in the name of Auryx Property Holdings (Pty) Limited on March 10, 2011 after an initial purchase payment of NAD 29,595,640 was made. The balance of the purchase price of NAD 29,595,640 is payable within ten days of the first anniversary date of the transfer. Two bonds were registered over the Project Farms as security for the outstanding purchase price.

Auryx will negotiate and enter into additional Compensation Agreements, if necessary, to gain access to other surface rights in the Otavi Exploration Area. Should any negotiations with a specific surface right holder fail, the Minerals Act permits a mineral licence holder to approach the Ancillary Rights Commission (“ARC”) established under the Minerals Act for the purposes of settling the terms of access and usage of the surface rights and other rights ancillary to a licence holder’s comprehensive statutory rights. Given that in terms of the Namibian Constitution, the State is the owner of all natural resources in, on or under any land, by law, the ARC may not consider the underlying value of any minerals in establishing the value of surface access and usage rights.

All required environmental reporting procedures are in place and updated on a bi-annual basis. Auryx is not aware of any environmental liabilities existing within the boundaries of Auryx’s EPL areas.

The Minerals Act imposes liability on the holder of licences for the pollution of the environment or other damages or losses caused. Prior to the issuance of all licences, with the exception of non-exclusive prospecting and reconnaissance licences, applicants are required to complete an environmental contract with the Ministry of Environment and Tourism. Environmental impact assessments must be made with respect to air pollution, dust generation, water supply, drainage/waste water disposal, land disturbance and protection of the local ecology. The Minerals Act also requires, as a statutory condition of every mineral licence, an environmental management program including an environmental impact assessment indicating the extent of any damage to the environment, including pollution, as well as an estimate of any pollution likely to be caused by prospecting or mining operations before they are carried out. If any pollution is likely to be caused, an environmental management plan indicating the proposed steps to be taken in order to minimize or prevent such pollution must be prepared.

Access, Climate, Local Resources, Infrastructure and Physiography

The Otjikoto Gold Project and the Otavi Exploration Area can be reached directly by a national road, the B1, which is a paved road in good condition and connects to Windhoek. Windhoek can be reached by direct commercial air travel from several European countries, South Africa and other African countries. The main national rail line, which runs to the north of the country, also intersects the Otavi Exploration Area. This road and rail network acts as a good link from the Otavi Exploration Area to the deep-water port facility at Walvis Bay.

The town of Otjiwarongo has a population of approximately 30,000 and possesses most modern amenities expected of a regional town serving a large agricultural community, including medical, dental, school and other services. Cellular and modern fixed line telecommunications are readily available in both Otjiwarongo and the town of Otavi. The cellular network coverage extends on to the Otavi Exploration Area.

Tsumeb, a mining and processing centre, is located along the B1 highway approximately 110 km to the northeast of the Otjikoto Gold Project area. Tsumeb has a regional airport with scheduled and chartered flights to Windhoek. Namibia has a long history of mining and as such Auryx anticipates that skilled labour will be available.

Namibia is an arid or semi-arid region. The climate of the Otavi Exploration Area is considered semi-arid. As a result, the secondary roads within the Otavi Exploration Area are generally accessible year-round and Auryx has conducted full field operations at all times of the year. Most of the country is located on a high plateau and the Otavi Exploration Area lies within the eastern part of the Central Western Plains situated 1,500 metres above sea level.

In the event of any mining operations being initiated at the Otjikoto Gold Project or elsewhere in the Otavi Exploration Area, water could be purchased from Namwater, a public utility, at commercial rates. Namwater would have to extend pipelines from current ground water resources or construct additional ground water extraction borehole sites.

Depending on extraction rates or the aquifer used, Auryx may need to obtain water permits from Namwater for water usage. Auryx is currently engaged in obtaining these permits. Three main aquifers, one of which extends into the Otavi Exploration Area, supply Namwater with water for public usage and distribution. Auryx has completed a preliminary ground water study and concluded that a minimum of 80,000 cubic metres of water per month would be extractable from the known aquifer closest to the Otjikoto Gold Project, an extraction rate that Auryx believes will fall within the normal water re-charge of the aquifer and which should satisfy approximately 80% of the anticipated requirements for a mining and processing operation at the Otjikoto Gold Project. An extensive follow-on groundwater study program has been initiated by Auryx in order to assess the ground water availability at the project site, and the impact that abstraction for the purposes of pit dewatering and mine supply will have on the local and regional aquifer. Auryx is currently undertaking a drilling program in order to establish a monitoring and production well field for the purposes of detailed hydrological modelling and ground water supply studies. This work builds on the baseline hydrological study that was previously completed. At present, Auryx obtains sufficient water supplies for exploration operations from farm water boreholes.

Power is supplied in Namibia by Nampower, a public utility company. Auryx has recently made an application to Nampower in order to connect the planning mining operation into the regional high voltage power grid.

The vegetation found on the Otavi Exploration Area is very dense and mainly comprises Black Thorn and Bastard Umbrella Thorn. Marble outcrops generally form topographical highs and shallow northeast and east-west elongated, valley-like features extend for km throughout the Otavi Exploration Area.

History

Little historical exploration work was conducted within the Otavi Exploration Area prior to 1997 when Teal Namibia (B) Inc. (“Teal”) first acquired certain of its current licences in the region. Only approximately 750 square km of the 3,800 square km that currently comprise the Otavi Exploration Area, primarily located in the northern most area of the project, formed part of prior EPLs or other exploration rights. Much of this previous exploration work was conducted for base metal prospecting in the 1970s near and beyond the northern boundary of Auryx’s current properties.

Each of Kennecott Exploration SWA (Pty) Ltd., Falconbridge of SWA (Pty) Ltd., Tsumeb Corporation Limited (now called Ongopolo Mining Limited), Anglo American Corporation of South Africa Ltd. (“Anglo American”) and Goldfields Prospecting Corporation (Pty) Ltd. performed a variety of exploration activities during the period from the mid-1960s to the mid- 1980s, including mapping and drilling, all with limited success. All previous work was related to base metal exploration activities. There is no recorded history of prior gold focused exploration activity within or adjacent to the Otavi Exploration Area.

No knowledge or information exists as to any historic mineral resources or mineral reserves estimated for any mineral occurrences on the Otavi Exploration Area. In addition, no information with respect to any significant commercial mineral exploitation exists. Limited small-scale amethyst mining has taken place within certain of Auryx’s licence areas, but not in the area of the Otjikoto Gold Project.

Geological Setting

Regional Geology

The Otavi Exploration Area is set within the northeast-trending, intracratonic arm of the Damara Orogen. The project area is believed to traverse the Northern Central Zone (“CZ”) and the Northern Zone of the Damaran tectonostratigraphic zones. The edge of the Northern Platform (also referred to as the “Otavi Platform”) is to the north of the project in the vicinity of the Kombat Copper Mine.

In this part of the orogen, fluvial sedimentation was initiated in intracontinental rift basins at about a billion years ago to form the Nosib Group. Subsequently, rifting gradually evolved into spreading and deepening of the basin southwards about 700 million years ago. Argillites and carbonate sediments were deposited in grabens south of the northern platform to form the Swakop Group. In the project area, the rocks are correlated with the North and North- Central Zone of the Damara Orogen. The Northern Platform remained an extremely stable carbonate shelf, forming the Otavi Group.

Damaran orogenic activity resulted from a reversal of spreading and the initiation of subduction of the Kalahari Craton below the Congo Craton. Episodes of granitoid intrusion, metamorphism and tectonic activity took place over an extended period from about 650 to 460 million years ago. Along the southern edge of the Northern Platform the Askevold Formation is developed at the top of the Nosib Group. This formation consists of phyllites, intermediate agglomerate, tuff and epidosite (possibly edipotised lava or andesite). Intrusions into the Damara Sequence in the Otjiwarongo-Otavi region are syntectonic and post- tectonic granites.

D3 doming is considered to be the final major deformational event in the CZ and was accompanied by a general southward progression of the locus of deformation into the Southern Zone (“SZ”) where south-easterly directed thrusting occurred. D3 was followed by the intrusion of the Donkerhuk Granite at 523Ma. Isostatic uplift and rise of isotherms in the CZ caused melting of both basement and cover rocks for about 70Ma after the peak of metamorphism in the SZ, i.e. until about 460Ma, and the emplacement of post-tectonic intrusions. The Damaran succession above the Nosib Group can be clearly differentiated from photo geology and in the field, into a “platform facies” and a “basin facies”. The Abenab Subgroup consists of dolomite and limestone with subordinate shale arkose and greywacke.

The Chuos Formation can often be clearly distinguished photo geologically in outcrop, but not the other formations of the Tsumeb Subgroup. The Chuos (‘tillite’) Formation is reported to be predominantly a mixtite but also includes a variety of other rock types, such as pebbly schist, quartzmica schist, quartzite, conglomerate, dolomite, iron-formation, calcsilicate rocks, etc. The remainder of the Tsumeb Subgroup, above the Chuos Formation, is reported to consist of thinly bedded or massive dolomite and limestone with occasional chert beds, intraformational breccias or conglomerates and stromatolitic horizons. Some shale occurs interbedded near the top of the succession.

The Mulden Group unconformably overlies the Tsumeb Supergroup. It is interpreted to represent a molasses assemblage. Within the project area, it is found only in the core of the Otavi Valley Synclinorium. Intrusions into the Damaran in the Otjiwarongo-Otavi region appear to be overwhelmingly granitic in composition, grouped into syntectonic granites and post-tectonic granites.

Local and Property Geology

Due to extensive areas covered by calcrete units, the geology hosting the Otjikoto Gold Project mineralization was unknown and unexplored prior to Teal’s work in the area. The lack of bed rock outcrop within the Otavi Exploration Area, the current geological understanding of the area has been achieved by the GIS compilation of photogeological studies, outcrop mapping (where possible), geophysical interpretations and borehole data. Most of the drilling information to date has been related to the resource estimated of the Otjikoto Gold Project and, as a result, the geological understanding of this specific area is more advanced.

The Karibib Marble unit represents a useful market horizon and, to the large extent, represents the only outcrop in the region. The package of meta-sediments hosting the mineralization of the Otjikoto Gold Project includes biotite schists, albitites and marbles that are correlated with the Okonguarri, Obwasser and Okawayo Formations, respectively. The Karibib Marble is folded in an open, synformal structure immediately to the east of the deposit.

Where checked in the field, “undifferentiated Karibib Formation below the Main Marble Marker” is seen to include quite thick units of dark grey marble (Tirol type), schists (including biotite-schists and graphitic schists) and calc-silicate horizons. Tourmalinisation was found to be quite extensively developed at one locality visited, including conformable tourmalinite beds. The large apparent thickness of this unit is interpreted to be mainly the result of repetition by complex folding in synclinorial or anticlinorial zones. Some thrusting, or imbricate thrust sheeting might also be involved. The unit occupies relatively low lying and flat terrain and is generally poorly exposed.

The “Main Marker Marble” is interpreted photogeologically to lie at the top of the Karibib Formation, at least as far south as Otjiwarongo. In most places where it was observed in the field it consists of a continuous, thick succession of white to light grey marbles which are usually quite well bedded. The “Main Marker Marble” often occupies prominent ridges with excellent outcrop and can be traced on aerial photographs right across the area. It is for this reason that it is regarded as being of great significance as a photogeological marker horizon over much of the central part of the project area. The poorly exposed rocks immediately overlying the “Main Marble Marker” have been assigned photogeologically to the Kuiseb Formation of the Khomas Subgroup. It occupies topographically flat, depressed areas in the axial zones of “Main Marble marker” synclines. It is reported to consist of schistose quartz-feldspar-mica metagreywacke and metapelite, garnet-cordierite gneiss, minor marble, quartzite, amphibole schist, calc-silicate rock, skarn, graphitic schist and migmatite.

An attempt was also made to classify and subdivide the various types of superficial cover encountered but this was more successful in some parts of the area than in others. The well developed, old calcrete land surface in the northeastern corner of the project area can be clearly recognised and mapped. Elsewhere areas at transported soil can sometimes be clearly mapped, which may have significance in planning geochemical soil surveys.

Kuiseb Formation calcareous siltstones occupy the core of the main synforms in the area. The Otjikoto Gold Project is hosted within extensively albitised schist of the basal Oberwasser and Okawayo Formations. There are broad similarities between the tectonic style of the Central Zone and that interpreted within the project area. Investigations suggest that late Damaran (D3/D4) deformation events played a critical role in focusing mineralizing fluids at the Otjikoto Gold Project.

Exploration

To date, drilling and resource estimation has been completed at the Otjikoto Gold Project, as well as reconnaissance mineral exploration work throughout the Otavi Exploration Area. This work has relied mainly on airborne and ground geophysical surveys to target drilling as the bedrock geology of the area is largely covered by 10 - 15 metre calcrete units. Prior to 2004 regional exploration work plans and budgets were designed to focus on base metal exploration.

Auryx commenced its drilling program on its Otjikoto site in July 2010 and has drilled 192 diamond drill holes for 46,700 metres and 90 reverse circulation holes for 8,640 metres.

In 1997, Teal commissioned airborne magnetic surveys and a magnetic anomaly centered on the farm Otjikoto 573 was identified. Extensive follow-up exploration and drilling of this magnetic anomaly led to the discovery of vein hosted gold mineralization. Following this discovery, much of the work completed by Auryx has been related to the resource estimation of the Otjikoto Gold Project located wholly within Licence No. 2410.

Since 1998, Teal has conducted airborne geophysics as well as field and photo-geological surveys of the Otavi Exploration Area. Data obtained from these activities has been used by Auryx to produce both direct exploration targets and stratigraphic and structural interpretations. Results from exploration activities have led to subsequent ground relinquishments, which reduced licence holdings from over 10,000 square km to approximately 2,753 square km. In 2003, Teal completed a diamond and reverse circulation resource estimation drilling program in excess of 15,000 metres that resulted in the first delineation of the inferred gold resource at the Otjikoto Gold Project.

A SPECTREM™ AEM survey was completed during February 2005 by Spectrem Air Limited (“Spectrem”) over prospective host stratigraphy and structurally favourable settings. The survey tested a total of 75 km of strike in Licence Nos. 2409, 2410 and 2417. This survey covered the Otjikoto Gold Project and assists with further exploration in the vicinity of the project.

In January 2007, a second SPECTREM™ AEM survey was completed over a large portion of Licence Nos. 3177 and 3470. This survey was targeting priority, favourable stratigraphic and structural settings within the Otavi Exploration Area.

The Otjikoto Gold Project possesses a distinct magnetic and electro-magnetic signature from both airborne and ground data. The application of SPECTREM™ AEM to the exploration of the project is enhanced by the absence of significantly conductive overburden and saline ground water.

In 2010, and the first half of 2011, Auryx drill tested targets 900 metres to the northeast of the resource, 400 metres to the east of the resource, and targets immediately proximal to the resource. Three new zones of gold mineralization were identified: the East 1 shoot, the West 1 shoot, and the soutwest hangingwall zone. The southwest hangingwall zone, is defined by the TRH holes. It is a near surface, stratabound zone in the hangingwall. The West 1 shoot, is a narrow, structurally controlled zone parallel to the West shoot and the Main shoot, the main mineralized bodies of the Otjikoto resource. Both new zones fall within a conceptual pit that was modelled by Teal in 2009. Auryx drilled eight diamond drill holes to the immediate southeast of the resource, these holes intersected wide intercepts (10 metres to 40 metres) of low grade (0.4 g/t to 0.8 g/t) which represent a 900 metre strike extension to the East 1 (“E1”) shoot and, combined with twenty-one holes drilled by Teal, define the E1 zone as 1,400 metres long, 50 metres to 150 metres wide, and 10 metres to 40 metres thick.

This drilling also defined two distinct zones of massive iron-oxides (“Fe-oxides”) overlying and peripheral to the Otjikoto gold deposit. Both zones occur at and near surface and have been named the Main Magnetite Zone (“MMZ”) and the Magnetite 1 Zone (“M1Z”). The MMZ is a 5 metre to 30 metre thick unit of semi-massive to massive Fe-oxides. It is currently drill defined to dimensions of 400 metres long by 250 metres wide. It sub-crops on its western margin and extends to about 80 metres depth on its eastern “drill defined” margin. The Main Magnetite zone is still open to the North, South, and The M1Z is a 5 metre to 20 metre thick unit of semi-massive to massive Fe-oxides. It is currently drill defined to dimensions of 300 metres long by 250 metres wide and is still open to the east and south. M1Z lies within the modelled pit boundaries and overlies the downplunge extensions of gold mineralization.

In September 2011, Auryx discovered a new zone, the “K2 shoot”, at the Otjikoto Gold Project. The K2 shoot occurs a few hundred meters to the northeast of the Otjikoto PEA pit and was intercepted in five drill holes representing 400 metres of strike/plunge and is open along strike and dip. Auryx contracted a structural geologist to review the core at the Otjikoto Gold Project and describe the mineralization controls in order to improve the geologic description of the mineralization and the exploration model. The study revealed that the high-grade ore shoots at the Otjikoto Gold Project, the Main shoot and the West shoot, are located in the hinges of parasitic folds, smaller folds on the limbs of larger folds. At the same time, the mineralization in WH 20 was logged as being within the hinge of a parasitic fold. Assuming that the fold hosting the WH 20 mineralization would have a similar trend/orientation of the Main shoot and the West shoot, it was determined that deepening previously drilled holes on line 7900, 400 metres south of WH20, should intersect the mineralization. As a result, holes OTG 10 and OTG 18 were deepened. Hole OTG 10d intersected the high grade interval seven metres below where OTG 10 originally ended.

The K2 shoot is hosted at a different, lower stratigraphic unit than the Main and West shoots, effectively doubling the amount of potentially mineralized units at the Otjikoto Gold Project. Furthermore, the fold controlled model effectively doubles again the amount of stratigraphy deemed favourable for hosting mineralized shoots as the fold repeated horizons should be intersected at depth beneath the Otjikoto PEA pit.

Auryx also tested the potential for up-plunge extensions of the K2 shoot. Both the Main and West shoots are 1 km long. Each of those shoots is terminated at surface, below calcrete, and may have been longer prior to erosion. The K2 shoot is currently 400 metres long and open along strike and dip. Auryx intends to undertake the structural relogging of all of its historic regional drill holes and select lines of drill holes through the Otjikoto PEA pit. The intention of this program is to build a structural model for the length of the entire 10 km long geophysical anomaly, which will help target the location of other potentially mineralized parasitic folds. It is possible that the wavelength of the parasitic folds will be regular and, therefore, the locations of others may be predictable.

The exploration work on the Otavi Exploration Area is managed by Auryx’s geologists from an office in Windhoek. A project exploration office with supporting infrastructure has been set up in Otjiwarongo.

A concise mineralizing model for the Otjikoto Gold Project is still evolving. However, general principles appear to remain valid with regard to the focusing of the mineralization and potential further sites for similar gold deposits.

Deposit Type and Mineralization

The Otjikoto-Navachab style of mineralization does not fit any pre-defined mineralization style exactly, although Navachab mineralization has been described as a “mesothermal regional metamorphic gold skarn” and is compared with several known deposits, including Lucky Draw and Nevoria in Australia, Lupin and Tillicum in Canada and Mallapakonda and Oriental in India. Otjikoto exhibits characteristics indicative of the following:

  epigenetic gold mineralization;

  metamorphogenic mineralizing fluids; and

  skarn- type alteration mineral assemblages.

The gold mineralization is hosted by a series of thin (less than 10 centimetres) sheeted veins that lie essentially parallel to the northeast-striking (locally 035°) foliation of the schists and granofels (metamarls) of the basal Oberwasser Formation. Specifically, the veins lie parallel to an S0/S1 transposition foliation. In the Otjikoto Gold Project area, the shallow dipping (~25°) Oberwasser Formation attains a thickness of approximately 1,000 metres and is overlain to the southeast by the calcareous marbles and calc-silicate rocks of the Karibib Formation, the most reliable (and best exposed) marker in the area. The calc-silicate fels immediately underlying the Karibib Formation marbles also host bedding-parallel auriferous quartz + pyrrhotite + pyrite + magnetite + carbonate veins.

The lithotypes at the Otjikoto Gold Project have been divided into three lithostratigraphic units: from bottom to top the OT’A’ Zone (fels), the OT’B’ marble and the OT’C’ Zone (albitite- hornfels).

The OT’C’ Zone hosts the mineralized vein system and is underlain by the 6 to 10 metres thick unmineralized OT’B’ calcareous marble. Underlying the OT’B’ marble is the albitised OT’A’ Zone (fels) (approximately 30 metres thick), which hosts minor bedding-parallel veins with irregularly distributed gold values. At the base of the OT’A’ Zone is the Footwall Marble (approximately 20 metres thick). The OT’A’ Zone and the OT’B’ marble are part of the Okawayo Formation, which is an important host to tungsten skarns in the Omaruru District and gold skarns in the Karibib District.

Drilling

Auryx has completed percussion, reverse circulation and diamond drilling on targets within the Otavi Exploration Area. All field percussion and core drilling operations and sampling followed Auryx’s standard procedures. Percussion drilling was used to recover geochemical samples below the calcrete cover and allowed for geological and regolith assessment. Reverse circular drilling was used to test exploration targets as part of the advanced exploration and evaluation of the Otjikoto Gold Project. Diamond drilling was used to test both regional exploration targets and to provide detailed information on the vein mineralogy and geometry within the resource estimation at the Otjikoto Gold Project. Experience from the initial exploration of the deposit indicated that a combination of reverse circulation drilling, HQ/TNW diamond drilling and NQ diamond drilling should be used.

Sampling and Analysis

Percussion Sampling and Analysis

Percussion drilling is used for regional geochemical sampling, employing short holes to penetrate surface cover. Samples are collected as two metre composites through a cyclone with a continuous splitter. Each two metre sample approximates 40 to 50 kg from which a representative 4 kg is split into quarters. A 3 kg sample is retained and stored as a reference sample. The remaining 1kg sample is split 200 g to 400 g sub-samples, which are dispatched for analysis. All samples are analyzed in Canada for gold by fire assay and for 31 other elements by the ICP method.

Where possible, percentage estimates are made of the regolith, bedrock, and any sulphides or oxides observed within the drill chips. This provides continuous geological control and holes are stopped when bedrock saprolite or weathered bedrock is intersected. In general, the deepest two to three samples (4 to 6 metres) of each hole are sampled for analysis.

Reverse Circulation Sampling and Analysis

Each one metre intersection sample is weighed before splitting on site, allowing for immediate monitoring of sample recovery while drilling. Should sample recoveries fall below approximately 80%, drilling is suspended and equipment checked. Each one metre sample is riffle split once, then recombined and riffle split twice in sequence to homogenize the material and create four sub-samples. All rifflers are cleaned after splitting of each one metre sample. The four resulting sub-samples are then processed to provide material for geological logging, primary assay sample and full field duplicate sampling. Provision is also made to retain a reference sample for project audits and material for metallurgical test work.

Core Sampling and Analysis

Core is oriented and a low point-line placed on the core at the maximum dip of the prevalent dip of the fabric. A second reference line is also placed down the entire length of the core to ensure that a standard half (the top half) of the core is always sampled. Metre depth marks are placed on the core and any core losses are corrected as appropriate. The core is then geologically logged. The orientated core is split in half along the low point line with core cutting saws. Depths are then marked with a permanent-marking pen and samples are taken on a consecutive metre basis and labelled with the “depth to” metre number.

Sample Quality and Density

Due to the coarse particulate nature of the gold mineralization, the evaluation program used large sample masses in sample preparation for assays. In addition, a screen fire assay method was employed to all the advanced exploration and evaluation sample assays. An orientation study on material from the Otjikoto Gold Project was initially carried out to test the suitability of this assay method. Best practice international standards indicated that this method provides an appropriate technique to produce representative gold determinations where significant coarse particulate gold occurs.

The three laboratories used for gold assay determination gave comparable results with a similar slope and R2 value for the trend line of the same size fraction. The coarse size fraction analysis indicated inferior repeatability for duplicate samples. This is due to the coarse particulate nature of the gold and not due to poor analyses by the laboratories. The three laboratories used were SGS Lakefield Research Africa (Pty) Ltd. and Moruo Analytical Services, all located in Johannesburg, South Africa and accredited with the South African National Accreditation System, and Genalysis Laboratory Services (Pty) Ltd., located in Perth, Australia and accredited with the National Association of Testing Facilities, Australia. Accredited laboratory, ALS Chemex, Johannesburg, South Africa are also used to assay core exploration samples. Currently, only Genalysis is being used for the screen fire assay of core and reverse circulation samples.

Security of Samples

Transport of drill samples, core and reverse circulation chips, from the drill rigs to the core yard is undertaken daily by Auryx’s exploration staff, overseen by a senior geological technologist. The core yard is well fenced and the building is secured by an alarm system. Transport of samples to Windhoek and on to independent laboratories is by independent courier. Samples are kept in sealed and labelled bags until received by a laboratory in Johannesburg. Analytical laboratories are instructed to check samples against the dispatch list and indicated weight. Half core, reverse circulation and metallurgical reference material are kept secure in the Otjiwarongo sample storage facility, which is a secure shed on the outskirts of town.

The sampling technique, equipment, field and core yard operations and analytical methods employed throughout the development of the Otjikoto Gold Project are considered appropriate for this stage of the exploration programme. Specific problems related to the coarse gold at the Otjikoto gold deposit were identified and addressed by the implementation of a combination of reverse circulation and HQ/TNW drilling. Also, the orientation study and best practise international standards indicated that a screen fire assay represents an appropriate technique to produce representative gold determinations where a significant coarse gold effect occurs. Sample preparation in the field, core yard and laboratories has taken into account the need for representative sampling. The retention of representative geological and assay material allows for thorough auditing and check analyses.

Mineral Resources

Teal previously disclosed an inferred mineral resource with 25.6 million tonnes at 1.06 g/t gold for 873,000 ounces of gold defined at the Otjikoto Gold Project. Teal stated that it believed the resource to be open-ended and had potential for the delineation of further resources. Teal has also previously conducted airborne geophysics, using the SPECTREM™ AEM survey technology, together with geological compilation over the project, and has identified targets, several of which are high priority and in proximity to the known resource. Teal completed a first phase resource drilling (12,740 metres) in 2005, followed by metallurgical test work and conceptual mine design studies.

In April 2006, Teal announced a revision of the previously disclosed Otjikoto Gold Project resource estimation, as well as progress with the on-going resource expansion drilling program, and the identification of coincident SPECTREM™ AEM and gold-in-soil anomalies, 2 km to the southwest of the Otjikoto Gold Project resource. In terms of the resource expansion drilling, Teal announced at the time that it had completed an additional 29 core boreholes totalling 7,000 metres, out of a planned 38 boreholes totalling 9,000 metres, since October, 2005.

In June 2007, Teal completed geological modelling and geostatistical evaluation from results obtained following ongoing drilling at the Otjikoto Gold Project. Results of the resource estimation provide approximately 2.7 million tonnes of oxide material with a grade of 1.31 g/t gold and 41 million tonnes of sulphide material with a grade of 1.25 g/t gold. The total inferred mineral resource was estimated at approximately 44 million tonnes at 1.246 g/t providing 1.76 million ounces of gold.

In July 2008, Teal announced a further increase in the Otjikoto Gold Project indicated gold resource estimate from 460,000 ounces to 1.05 million ounces of gold, equating to 23.3 million tonnes grading 1.40 g/t, with an additional 877,000 ounces contained in the inferred category at a grade of 1.41 g/t. This addition of 588,000 ounces of gold is principally related to the assay results that were available from the 50 metres by 25 metres drilling pattern in the northern portion of the deposit. This 128% increase in the indicated gold resource category represents an interim phase of geological modelling and resource estimation until all assay results have been received.

In February 2011, Auryx announced the results of a NI 43-101 compliant resource “re-estimation” by BMRE Resource Solutions and audited by SRK, Johannesburg. At a 0.8 g/t cut-off, the grade has increased 31% to 1.94 g/t with only a corresponding 13% decrease in contained metal. This resource estimate did not include the results of any drilling completed since Auryx’s acquisition of the Otjikoto Gold Project.

The NI 43-101 resource for the Otjikoto Gold Project as at February 3, 2011 was as follows:

	Indicated			Inferred
COG	Tonnes	Grade	Metal	Tonnes	Grade	Metal
(g/t)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
0.4 – 0.8	9.34	0.60	0.18	7.21	0.59	0.14
> 0.8	15.78	1.94	0.98	8.37	1.94	0.52
Total	25.12	1.44	1.16	15.58	1.31	0.66

In re-estimating the mineral resource, mineralization was divided into 10 different zones or domains, capping for each domain was unique to its specific geostatistics and ranges between 10 g/t to 50 g/t. Block dimensions are 25 metres x 25 metres x 5 metres with sub cells of 12.5 metres x 6.25 metres x 2.5 metres. The drill database consists of 247 diamond drill holes (45,705 metres) and 265 reverse circulation holes (20,896 metres). Only results received prior to January 2010 were used in the calculation.

The revised estimate incorporated more geologic data, provided for variable capping of high grade intercepts across different zones instead of using one fixed cap level, models smaller block sizes, and constrained the radius of influence for each sample more tightly than the previous model.

At the Otjikoto Gold Project, various mineralized zones are defined: the Upper Zone, the Lower Zone, the Bottom Vein Zone, the Hanging Wall Zone, and the Footwall Zone. The assay data is composited to one metre lengths and the data indicated a log-normal distribution.

Exploration and infill drilling by Auryx comprises some 7,000 metres of reverse circulation drilling and over 40,000 metres of diamond core drilling. This drilling was designed to increase the indicated resources, to delineate new target areas around the current resources and to provide an area where mine planning and scheduling can be undertaken.

Additional drilling has been undertaken to further evaluate the higher-grade gold zones, and to further delineate these zones previously intersected within the south-western area of the Otjikoto Gold Project area, including the newly discovered K2 shoot.

Metallurgy

Although the Otjikoto Gold Project is not yet considered a mine development project, significant metallurgical work has been performed that is considered material to the project. In 2005, Teal drilled 17 large diameter diamond drill holes in order to recover representative sample material for metallurgical test work. The sample material was selected to represent low, medium and high in-situ gold grades.

Detailed geological logging indicates that the typical percentage of vein material in the mineralization rarely exceeds 10% of the total volume within the deposit envelopes. The gold mineralization occurs as free gold grains associated with pyrrhotite, magnetite and pyrite in veins. It is therefore considered important to test the applicability of a preconcentration stage prior to milling. Results from magnetic separation on the 12 x 6 millimetre and 6 x 2 millimetre size fractions of crushed material for the sulphides returned good gold recoveries (78% and 83%, respectively) and mass pulls of 55% and 60%, respectively. In-line pressure jig gravity separation resulted in recoveries ranging from 79.5% (12 x 6 millimetre size material) to 88.2% (6 x 2 millimetre size material).

Auryx intends to investigate further the suitability of magnetic, gravity and other separation techniques as a preconcentration step for the Otjikoto Gold Project.

Flotation test work carried out on both oxide and sulphide material provided excellent recoveries in the mid-90% recovery range. Dissolution test work carried out on mill gold concentrates to simulate intensive leaching in an InLine Leach Reactor (“ILR”) returned extremely good dissolution results with recoveries in excess of 95%. The abrasion test work results have shown that both oxide and sulphide material are relatively soft, with the sulphides being marginally harder than the oxide types.

Teal completed 780 metres of diamond drilling for additional metallurgical test work samples. The locations of these boreholes were selected in an attempt to provide material representative of grade ranges and mineralogical associations. The primary focus of the test work, being undertaken by Mintek of South Africa, is to establish the optimum route for the pre-milling concentration of the gold mineralization.

Preliminary metallurgical testwork undertaken on the newly discovered zones of Fe-oxides, the MMZ and the M1Z suggests that the Magnetite can be easily concentrated to >65% by crushing to 8 millimetres and magnetic separation. No deleterious elements have been identified by the preliminary test work to date; however, sulfides (Pyrhotite and Pyrite) are often associated with the Magnetite mineralization and would need to be separated out of the concentrate by flotation methods. Within the weathered horizon, which extends from 20 metres to 50 metres, the Fe-oxides are primarily in the form of Hematite and any sulfides present have been weathered out.

Exploration and Development

Auryx’s primary business objective has been exploration and development activities on the Otjikoto Gold Project in accordance with the recommendations contained in the Otjikoto Technical Report and dependent upon results of any scoping and pre-feasibility study.

On September 12, 2011, Auryx announced the results of the Otjikoto PEA on the Otjikoto Gold Project. Highlights of the Otjikoto PEA include:

  Pre-tax Net Present Value (“NPV”) of US$301 million at a 5% discount rate and an Internal Rate of Return (“IRR) of 42% at a gold price of US$1,300/oz and an exchange rate of Namibian Dollar (“NAD”) 7.50 to the US dollar;

  Initial capital costs of US$130 million and ongoing capital of US$15 million (assuming contractor mining);

  Average annual production of 109,000 ounces of gold over a 10 year life of mine (“LoM”);

  Average LoM cash operating costs using contractor mining of USD691/oz before operating contingency (USD725/oz including contingency); and

  Average LoM run of mine (“RoM”) head grade of 1.71 g/t (1.52 g/t including processing of low grade ore).

The Otjikoto PEA has been prepared by SRK Consulting (South Africa) (Pty) Ltd., with input of a number of independent consultants including Scorpion Mineral Processing (Pty) Ltd (“SMP”), VBKom Consulting Engineers (Pty) Ltd (“VBKom”), and Geo Tail. The Otjikoto PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Otjikoto PEA will be realized.

The Otjikoto Gold Project’s initial capital expenditures using contractor mining is estimated at US$130 million and includes a contingency allowance of 19%. Sustaining Capital and Owners’ Costs are US$15 million and US$3.4 million respectively. The LoM cash operating costs are estimated at US$725/oz (including contingency) which reflects the Otjikoto Gold Project’s modelled strip ratio of 7.3:1.

Mining

A pit optimisation was carried out using the Whittle Four-X® software. For a given block model, cost, recovery and slope data, Whittle Four-X® software calculates a series of incremental pit shells within which each shell is an optimum for a slightly higher commodity price factor. After selecting the optimal pit shell, a pit design which incorporates access ramps, bench configurations and mining constraints was developed in Surpac®. Lower revenue factor shells from the pit optimisation exercise were selected to serve as push backs and assist in scheduling the operation. The material inside the pit design was then scheduled in XPAC® software according to feasible tonnage and grade targets. A low grade stockpile was introduced to allow the selective processing of high grade ore. The labour and mobile equipment requirements are based on the mining schedule developed in XPAC®. The mining capital and operating expenditure estimates were derived from first principles.

Processing Facility

Metallurgical testwork conducted over the last 10 years has been used to define a processing route. The testwork was conducted by various accredited laboratories, including Mintek in Johannesburg, and indicated average overall metallurgical recoveries of 88% for the oxide material and 91% for the fresh sulfide material through a bulk flotation and leach process. The testwork highlighted a high level of gravity recoverable gold in the ore body. The plant consists of a conventional flotation and carbon-in-leach (“CIL”) circuit made up of the following unit processes: crushing, milling, gravity gold recovery, flotation, CIL, electrowinning and smelting. Crushing will be achieved in two stages with a primary jaw crusher and a closed circuit secondary cone crusher. The crushed ore is fed into a single stage milling and gravity gold recovery circuit before feeding the flotation circuit. The flotation circuit consists of rougher scavenger, and cleaner cells. The flotation concentrate is thickened and then pumped to the regrind milling circuit. The liberated ore is then fed to a CIL circuit where the gold is recovered by activated carbon. The gold is stripped from the activated carbon in an Anglo American Research Laboratory (“AARL”) elution circuit that generates pregnant solution. The pregnant solution from the gravity circuit and the CIL circuit is then plated in an electrowinning step, and smelted on site to produce doré bullion bars. High and low sulfide waste streams will be produced by the plant from the CIL and flotation circuit respectively. Both streams will be pumped as slurries to the tailings disposal facility (“TDF”). Paste thickening (on the low sulphide stream) will be pumped to the TDF as a paste and filtration (on the high sulfide stream) will produce filter cake that will be deposited on the lined TDF with a conveyor system. This approach maximises the water recovery.

Tailings Disposal Facility

The slurry pumped from the process plant will pass through the paste thickener or filtration systems located at the TDF before being fed into the basins of the storage facilities. Paste will be pumped to the unlined TDF located in a natural depression with a calcrete surface layer of between 15 and 30 metres in thickness. Water recovered from the low sulphide TDF will be pumped to a return water dam. Dry deposition of the filter cake using a conveyor system will be used for the lined high sulfide TDF. Water recovered from this facility will drain to a return water dam.

The benefits of this approach on the design, due to the lower water content in the tailings stream, are as follows: a) more efficient volumetric storage; b) a reduced risk of groundwater contamination; c) less make-up water demand; d) a more stable structure; and e) accelerated rehabilitation potential.

Power

The total installed power requirement for the facility is 11.5 MW and this will be supplied from the national grid. An application has been submitted to the relevant authorities for the supply of this power to the facility. During a technical review with the authorities, a tap off point was identified on the 220 kV main line, which runs on a line 16 km west of the plant, and feeds the northern Namibia region. This tap off point was recognized as the preferred supply route.

Capital Costs

The estimated capital requirements for the project are shown in the table below. Variable contingencies have been applied by project activity and give an average contingency allowance of 19% for the project capital. The mine equipment capital estimate is for a contractor operated mine. If Auryx elects to conduct the mining itself, the project and sustaining capital for the Otjikoto Gold Project increases to US$161 million and US$52 million respectively.

Summary of the estimated Capital Costs (Contractor Mining)

	Project Capital	Sustaining Capital
Item	(US$m)	(US$m)
Construction Phase capital	0.85	0
Processing	55.70	0
Plant and Administration Infrastructure	2.36	0
Mine and other Infrastructure	6.55	0
Tailings Disposal Facility	21.20	4.02
Power Supply	4.55	0
Laboratory	0.87	0
Miscellaneous Infrastructure	1.17	0
Owner's Cost	3.44	0
Mining Fleet	2.92	1.11
EPCM	10.22	0.52
Contingencies	19.91	0.67
Sustaining Capital	0	8.69
Total	129.74	15.00

Operating Costs

The total estimated operating costs for the LoM with contractor mining, as incorporated into the Otjikoto PEA, are set out in the table below. The average unit mining cost over the LoM is US$2.05/t of total material (high grade and low grade ore plus waste) mined.

Summary of the estimated Operating Costs for the LoM (Contractor Mining)

	LoM Operating Cost
Description	Total	Unit Cost
	(US$m)	(US$/t processed)

Processing	288. 81	11. 01
Tailings Disposal	9.31	0.35
Mining	447.05	17.05
Admin	65.57	2.50
Total Cash Operating Cost (before contingency)	808.51	30.83
Environmental & Social
Closure Fund Contributions	13.68	0.52
Retrenchment/Downsizing	2.73	0.10
Monitoring	1.20	0.05
Social community support	1.80	0.07
Contingencies	41.40	1.58
Royalties	45.64	1.74
Total Working Costs	914.96	34.89
Unit Cash Operating costs	(US$/oz recovered)	(US$/t processed)
Mining	381.97	17.05
Processing & Tailings	254.72	11.37
Admin	54.12	2.42
Cash Operating Cost	690.81	30.83
Environmental & Social	16.58	0.74
Contingency	35.37	1.58
Royalty	39.00	1.74
Total Working Cost	781.77	34.89

Financial Analysis

The economics of the project have been evaluated at a gold price of US$1,300/oz and an exchange rate of NAD7.5/US$ based on a 24-month historic average. The Otjikoto PEA demonstrates the potential for significant positive economic returns from developing the Otjikoto Gold Project. The variation in NPV with discount factors is given in the table below. No formal tax planning was undertaken to optimize the post-tax scenario.

Variation of NPV with discount factor (Contractor Mining)

	NPV (US$m)

Discount Rate	Pre-tax	Post-tax
0%	458	286
4%	327	201
5%	301	184
6%	278	169
7%	256	155
8%	236	141
9%	217	129
10%	200	118
12%	170	98

A summary of key economic results on a pre- and post-tax basis for contractor and owner operated mining are compared below in the two tables below.

Key economic results (Contractor Mining)

Summary	Units	Pre-Tax	Post-Tax
NPV @ 5%	(US$m)	301	184
IRR		42%	33%
LoM Capital	(US$m)	145
Project Capital	(US$m)	130
Peak Funding	(US$m)	127
Payback	years	4.9
Average Au recovered/year	(koz)	109
Total gold recovered LoM	(koz)	1 170
Unit Cash Operating Cost (Average LoM)	(US$/t ore mined)	30.83
	(USD/oz)	690.81

Key economic results (Owner Operated Mining)

Summary	Units	Pre-Tax	Post-Tax
NPV @ 5%	(US$m)	303	184
IRR		36%	29%
LoM Capital		214
Project Capital	(US$m)	161
Peak Funding	(US$m)	139
Payback	years	4.4
Average Au recovered/year	(koz)	109
Total gold recovered LoM	(koz)	1 170
Unit Cash Operating Cost (Average LoM)	(US$/t ore mined)	27.87
	(US$/oz)	624.43

The revenue, operating cost, capital cost and gold price NPV sensitivities are presented in the table below.

NPV Sensitivity (Contractor Mining)

Sensitivity (NPV @ 5%)	Units	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Pre-tax
Revenue	(US$m)	86	140	194	248	301	355	409	463	517
Operating cost	(US$m)	424	393	363	332	301	271	240	210	179
Capital cost	(US$m)	328	321	315	308	301	295	288	282	275
Post-tax
Revenue	(US$m)	48	82	116	150	184	218	252	286	320
Operating cost	(US$m)	261	242	223	204	184	165	146	127	107
Capital cost	(US$m)	202	198	193	189	184	180	175	171	167
Au Price Sensitivity		-15%	-12%	-8%	-4%	0%	4%	8%	12%	15%
Actual Gold Price	(US$m)	1 100	1 150	1 200	1 250	1 300	1 350	1 400	1 450	1 500
NPV @ 5% real discount
Pre-tax	(US$m)	141	181	221	261	301	342	382	422	462
Post-tax	(US$m)	83	108	134	159	184	210	235	260	285

Environmental and Social Aspects

All baseline studies have been completed and no fatal flaws have been identified to date. As planned, the primary source of water supply for the mine will be from production boreholes located in the marble aquifers found on the property. Current estimates indicate that four production boreholes will be capable of supplying the bulk water required by the facility, based on yields from adjacent well fields. Closure costs in the Otjikoto PEA are estimated at US$13.6 million based on preliminary estimates and compared with other operations in Namibia. Currently the project life is estimated at 12 years, with closure occurring 2 years after final mining once the low grade stockpile has been processed.

Project Opportunities

Auryx is actively pursuing a number of alternatives for enhancing and increasing the economics and financial returns relating to the Otjikoto Gold Project. These include delineating additional resources within and outside of the modelled pit and evaluating the potential for saleable by-products, such as sulfide and ironoxide concentrates.

Exploration and Development

Auryx has entered into a contract to do a 17,000 line km helimag and radiometric survey on 50 metre line spacing on the southern half of EPL 2410 and the northern portion of newly granted EPL 4309. The survey includes all of the Otjikoto Gold Project structure, a projected southern extension of the structure, and a similar structure on EPL 4309. The intent is to define more discreet targets for drill testing within these large, 10+ km scale, features.

An aggressive 2012 feasibility and development budget of $34.6 million has been approved to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto Gold Project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology. Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains $5 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations in 2014. A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto Gold Project. Regional exploration work will also be conducted on the surrounding area.